                                                                    EXHIBIT 99.1



                              1996 ANNUAL REPORT


                                   [PICTURE]





                            [VISTA GOLD CORP. LOGO]

 VISTA GOLD CORP.


                            WHO IS VISTA GOLD CORP.?

                  Vista Gold Corp. is a mid-tier gold producer
               with substantial reserves and a large portfolio of
                advanced development and exploration properties
                          in North and South America.

                ------------------------------------------------
                 VISTA GOLD CORP. WAS FORMED THROUGH THE MERGER
                   OF GRANGES INC. AND DA CAPO RESOURCES LTD.
                ------------------------------------------------

   [GRANGES INC. LOGO] [VISTA GOLD CORP. LOGO] [DA CAPO RESOURCES LTD. LOGO]

                               MISSION STATEMENT

         The Company's objective is to achieve excellence in operations and exploration on a basis that is safe and environmentally sound.

         The result will be to provide shareholders with enhanced value for their investment through long-term asset growth.




                                                             1996 ANNUAL REPORT

ABOUT THE COVER: Core drilling at the Amayapampa mine on the Bolivian altiplano.

                                                                VISTA GOLD CORP.



                              1996 ACCOMPLISHMENTS


     o Successfully merged Granges Inc. and Da Capo Resources Ltd. to form Vista Gold Corp.

     o Initiated the development of the Brimstone deposit at the Hycroft mine in Nevada

     o    Expanded production capacity at the Hycroft mine

     o Secured an option to acquire the Guariche mining concessions in Venezuela

     o    Expanded exploration efforts in North and South America

FINANCIAL REVIEW:
(U.S. Dollars in thousands)

Financial                                   1996         1995
                                         ---------    ---------
   Revenues                              $  36,444    $  41,294
   Net earnings (loss)                     (11,826)       2,159
   Earnings (loss) per share             $   (0.21)   $    0.05
   Operating cash flow                       6,361        7,582
   Cash and cash equivalents                 8,598       15,210
   Working capital                          18,669       21,672
   Long-term debt                              NIL          nil
   Short-term debt                             NIL          nil
   Total assets                            123,316       64,285
   Net assets -- per share               $    1.39    $    1.40

Production                                  1996        1995
                                         ---------   ---------
   Gold (ounces)                            89,381     101,128
   Silver (ounces)                         321,315     417,824




1996 ANNUAL REPORT                                                          ONE

VISTA GOLD CORP.



                               PROPERTY LOCATIONS

                     NEVADA / VENEZUELA / ECUADOR / BOLIVIA

                                     [MAP]




                                                          VISTA GOLD PROPERTIES



TWO                                                          1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


                               GROWTH PROJECTIONS

                            GOLD PRODUCTION GROWTH o
                            ------------------------

                                    [GRAPH]



                        GROWTH PROJECTION IN RESERVES o
                        -------------------------------

                          Mid-1996 (1 million ounces)

                                    [GRAPH]


                                  HYCROFT MINE



                          Mid-1998 (3 million ounces)

                                    [GRAPH]


                         IMPROVING CASH COST PROFILE o
                         -----------------------------

                                    [GRAPH]


1996 ANNUAL REPORT                                                        THREE

VISTA GOLD CORP.


                        [PICTURE OF MICHAEL B. RICHINGS]

                              MICHAEL B. RICHINGS,
                               PRESIDENT AND CEO



                             LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

IN 1995, THE COMPANY LAID OUT A STRATEGIC PLAN OF GROWTH. BEGINNING IN 1996, WE COMMENCED THE EVOLUTIONARY PROCESS WHICH IS CHANGING GRANGES FROM A SMALL HIGH COST GOLD PRODUCER TO VISTA GOLD, A DYNAMIC, AGGRESSIVE, MULTI-MINE, LOW COST PRODUCER.

     The financial results for 1996 reflect primarily the result of the performance of our Hycroft mine in Nevada. Lower production caused fiscal year 1996 revenues to be $36.4 million as compared to $41.3 million for 1995. This resulted in a net loss in 1996 of $11.8 million or $0.21 per share. This compares to net income of $2.2 million or $0.05 per share for 1995, including a one-time gain of $4.9 million in 1995.

     Our production is centered, for the time being, in Nevada. The Hycroft mine is one of the most efficient mines in the world. However, it is low grade and, while generating a positive cash flow, is not sufficient to provide the financial resources for the Company's future growth. Therefore, the Company has sought out low production cost projects situated in Bolivia and Venezuela. In addition, we are carrying out a very aggressive exploration program in those countries and the U.S., Canada, Ecuador and Peru.

     Throughout the year, we have built a strong operating and development management team. This team is led by a new executive member, Ronald (Jock) McGregor. Jock's strong engineering and operating experience includes the development of new gold projects in North and South America. In addition, as a result of the merger with Da Capo, our new Vice Chairman, Ross Beaty, provides valuable expertise and guidance on exploration matters.

     As well as expanding our properties and building our team, this year Vista relocated the corporate offices from Vancouver to Denver. This brought us closer to the current and future operations of Vista, which will be directed towards Latin America and Nevada. This was not, however, a move away from Vista's 25-year Canadian heritage. Vista will continue to draw upon Canadian technical, financial and other advisory expertise.


THE MERGER o

     In November, the successful merger of Granges Inc. and Da Capo Resources was the most significant event of our year. The opportunity presented by the union of these two companies is rapidly being realized, not only in administrative and operational synergies, but in terms of the possibilities for the accelerated development of Da Capo's excellent properties.

     These Bolivian properties, the Amayapampa and Capa Circa





FOUR                                                         1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.




deposits, are located approximately 185 miles (300 km) south of La Paz. They contain over two million ounces of gold resources. At the time of the merger,
7.8 million tons at 0.07 ounces per ton (2.5 g/t) of proven and probable mineable reserves were estimated at Amayapampa. We expect to increase the calculated reserves at Amayapampa in the next few months and, over the course of 1997, to establish the significant reserves at Capa Circa.

     Our timetable for the Bolivian properties calls for completion of the feasibility study in the second quarter of 1997, with construction starting in the second half of 1997 and production beginning in 1998. Based on the preliminary feasibility study, the initial production at Amayapampa is expected to be 75,000 ounces per year, increasing to 100,000 ounces when Capa Circa starts approximately one year later. This study also estimated a cash cost in the range of $140 to $150 per ounce. These developments will have a profound effect on the Company's profitability. Our combined cash cost in 1998-1999 is estimated to be $210 per ounce, compared with our costs in 1995 and 1996 of $272 and $274, respectively. These Bolivian properties hold strong potential for Vista.

     During December, the Bolivian government undertook a policing action at the Amayapampa and Capa Circa mines. This was initiated after a criminal element had taken control of both mines. The police encountered armed resistance and, tragically, lives were lost. The board, management and employees of Vista were deeply saddened by this loss of life.

     Currently, both mines are closed as engineering studies are underway and the Company has terminated existing labor contracts. We re-hired many of the miners to work on aspects of the engineering study and on community improvement projects. The Company has established good relationships with the miners and Ayllus (indigenous people) and all groups are working together positively.

     The Bolivian government has been very supportive of Vista in our endeavors to develop and build new and modern gold mines at Amayapampa and Capa Circa. We have found the government officials to be knowledgeable, helpful and supportive.

EXPLORATION
OPPORTUNITIES o

     Completion of the challenging process of obtaining drilling permits for the Venezuelan Guariche project, for which an option was acquired in 1996 from
L. B. Mining, was successful in March 1997. We received the necessary permits allowing the Company to commence drilling at the Guariche project in Venezuela. Upon completion of the drilling program, we expect to confirm the existence of an estimated 500,000 ounces of gold reserves. We project construction to begin this year with production in 1998.

     Our exploration efforts continue in other parts of Bolivia, Peru, Nevada, Canada and through our interest in Zamora Gold Corp. in Ecuador. We are particularly excited with a new gold discovery made in late 1996 at the Company's, 100 percent owned, Copacabana property in Bolivia. We recognize that exploration is the high risk end of the mining business, but success in this area will bring the greatest rewards to a given investment. We have put the right people into the right areas and their efforts are focused on significant, potentially low-cost, targets.




1996 ANNUAL REPORT                                                         FIVE

VISTA GOLD CORP.


CURRENT PRODUCTION o

Vista's primary North American mining operation is the Hycroft mine in northwestern Nevada. Total gold production in 1996 of 89,381 ounces was a disappointment -- below initial projections and down from 1995 production. This decrease is attributed to lower-than-normal recovery from clay-rich ores in the first quarter. The second and third quarters' production was on schedule, and fourth quarter production was eight percent higher than the same period in 1995.

     The construction of the new leach pad and processing facilities for the Brimstone deposit is completed and is expected to be a primary factor in increased production in 1997. As a result of this expansion, as well as an improvement in the overall recovery methods, 1997 gold production from the Hycroft mine is projected to be 115,000 ounces, a 29 percent increase over 1996.

COMMUNITY
RESPONSIBILITY o

     Vista's organization-wide goal to maximize shareholder value includes a commitment to the environment and the communities of which we are part. Environment and community are inextricably linked. As we move forward with our new projects, we are committed to take the necessary steps beyond the mandated regulations to protect the physical environment; to be a responsible citizen of the community; and to ensure the safety of all employees.


FORWARD STRATEGY o

Our strategy going forward is designed to make Vista a solid, mid-sized gold mining company within the next few years. A highly efficient operating mine in Nevada, together with near-term development projects in Bolivia and Venezuela, and promising exploration targets, have laid the foundation for outstanding growth.

     Growth companies are very dependent on the skill and enthusiasm of their employees -- we at Vista are most fortunate. On behalf of the board, I would like to thank all employees; especially those at the Hycroft mine who always manage to do more with less; and our new team in Bolivia, who is advancing our plans there with great enthusiasm and efficiency. In addition, I would like to thank the board for their support during the year and, in particular, our Chairman, David Sinclair and our new director and Vice Chairman, Ross Beaty, for their counsel and assistance.

     Where 1995 was a year of transition, 1996 was our year to begin to build the foundations of our future growth. We still have much to do. We will do it as a team, from our exploration crews in South America to our office staff in Denver, from new hires to senior management. We will work to create value for our shareholders while improving the quality of life for all stakeholders -- community members and employees.


Sincerely,


/s/ MICHAEL B. RICHINGS

Michael B. Richings
President and Chief Executive Officer
March 13, 1997


SIX                                                          1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



                               OPERATIONS REVIEW

HYCROFT MINE - NEVADA

VISTA'S PRIMARY MINING ACTIVITY IS THE HYCROFT MINE, AN OPEN-PIT, HEAP LEACH OPERATION, LOCATED 60 MILES (97 KM) WEST OF WINNEMUCCA IN NORTHWESTERN NEVADA. THE MINE IS IN ITS TENTH YEAR OF PRODUCTION AND HAS PRODUCED MORE THAN 800,000 OUNCES OF GOLD TO DATE.

     Gold production for 1996 from the Hycroft mine was 89,381 ounces compared to 101,128 ounces for 1995. As a result of expanded mine production, the ore placed on the heaps during the year contained 150,000 ounces, expanding the gold inventory by 22,000 ounces or a 66 percent increase in 1996. The reduced production from the Hycroft mine was attributed to lower-than-normal recovery from clay-rich ores in the first quarter. Fourth quarter 1996 gold production increased to 26,223 ounces from 24,324 ounces for the fourth quarter 1995, an eight percent increase.



     1996 MINERAL INVENTORY
         Tons of Ore                               47,000,000
         Proven and Probable Reserves
         - estimated (oz)                             900,000
         Average Grade (oz/ton)                          .019
         Strip Ratio                                    2.1:1


     PRODUCTION
                                            1996          1995          1994
                                         -----------   -----------   -----------
         Annual Gold Production               89,381       101,128        94,868
         Annual Silver Production            321,315       417,823       314,756
         Direct Cash Cost per ounce      $       274   $       277   $       294
         Average Gold Price Realized     $       391   $       387   $       380
         Ore Processed (tons)             13,060,000     9,931,000     9,254,000
         Total Excavation (tons)          33,900,000    37,279,000    26,438,000


                            HYCROFT MINE AREA MAP o

                                     [MAP]



1996 ANNUAL REPORT                                                         SEVEN

VISTA GOLD CORP.


RIGHT: LOADING ORE AT THE HYCROFT MINE
                [PICTURE]



     Two ore bodies are mined at Hycroft: the Central Fault deposit, active since 1988; and the Brimstone deposit, located one mile to the east on a parallel structural zone. Thirteen million tons of ore were mined in 1996 including one million tons mined during the pre-stripping of the new Brimstone pit. The Brimstone deposit contains almost 900,000 ounces of gold in remaining reserves of 47.0 million tons. Pre-production stripping at Brimstone is now complete, and start-up of a new 2,800 gpm Merrill-Crowe recovery plant commenced in February of 1997. As part of this expansion plan, all four leach pads have had pumping capacity increased from 6,000 US gallons per minute to 13,800 US gallons per minute.

     Crushing of ore from the Central Fault deposit was discontinued in November, completing the transition to lower cost run-of-mine leaching. Only 26 percent of the ore mined was crushed in 1996, compared to 44 percent in the prior year. Mining will continue in the Central Fault pit through mid-year 1997.

     The expansion of the mining fleet was completed in 1996 with the addition of a third 23-yard hydraulic shovel and two 150-ton haulage trucks in the second quarter.

     Hycroft is an industry leader in mining efficiency, ranking first among major Nevada gold mines participating in a recent study comparing mined tonnage per employee hour. Productivity requires dedication to worker safety. During 1996, the Hycroft mine completed twelve consecutive months without a single lost work day injury to an employee.

     Direct cash cost was $274 per ounce of gold in 1996, down slightly from $277 in 1995.

     Total production for the first two months of 1997 was 17,731 ounces compared to 9,785 ounces for the same period in 1996, an 80 percent improvement and an increase over budgeted production. In February 1997, new daily gold records were established with a single day's production of 501 ounces. The Company anticipates full year 1997 gold production from the Hycroft mine to be approximately 115,000 ounces, a 29 percent increase over 1996 production.




EIGHT                                                        1996 ANNUAL REPORT

                                                               VISTA GOLD CORP.



                                  DEVELOPMENT

AMAYAPAMPA
DEVELOPMENT -- BOLIVIA

THE AMAYAPAMPA GOLD MINE, SITUATED AT THE ELEVATION OF APPROXIMATELY 13,000 FEET (4,000 M), IS IN BOLIVIA'S ALTIPLANO REGION. THE FINAL FEASIBILITY STUDY IS UNDERWAY AND SCHEDULED TO BE COMPLETED IN THE FIRST HALF OF 1997.


Construction is scheduled to begin soon thereafter, with production commencing in 1998. We fully expect to meet or exceed this proposed schedule to have Amayapampa in production as a modern, environmentally sound operation producing approximately 75,000 ounces per year. To date, several major banks have expressed an interest in financing this project.

     Subsequent to the November merger, the existing underground mining operations at Amayapampa were terminated because the mining methods, conditions of safety and environmental controls were not compatible with modern international mining company standards. To minimize the socio-economic impact of the mine closure while project development studies are completed, the Company voluntarily undertook to keep members of the labor force employed for project development and community improvement work. A series of community projects have been initiated which will improve the living conditions in the local village of Amayapampa. Projects initiated during 1996 include removal of previously mined tailings from the local rivers, road upgrades, street electrification, construction of a new school, renovation of the village church, construction of a sports complex and providing basic sanitation.

     We enhanced our management team in Bolivia by bringing in a senior general manager, David Collins, from an affiliated company in Ecuador, and an experienced project manager from Iquique, Chile. These individuals, together with the team already developed by Da Capo, plus the recruitment of some skilled local individuals, will be a strong foundation for our operations in Bolivia. Before the completion of the merger, the new project development team went into high gear to accelerate the development program for Amayapampa. Four core drill rigs were moved to the site for in-fill drilling, to confirm the reserve base and increase the reserves in the proven and probable category.


DEVELOPMENT - BOLIVIA
Pre-Feasibility Study Estimates
Estimated Total Development Costs - $65 million


                                                   AMAYAPAMPA               CAPA CIRCA
                                                      MINE                     MINE
                                                      ----                     ----
Mining Method                                        OPEN PIT                UNDERGROUND
Estimated 1998
  Mineable Gold Reserves (oz)                         800,000                   500,000
Recovery Method                                 GRAVITY, FLOTATION,     CARBON-IN-LEACH METHOD
  (one processing plant
  for both mines)
Production Date                                        1998                     1999
Total Annual Gold Production (oz)                     75,000                   25,000
Average Grade (oz/ton)                                 0.07                     0.18
       (g/t)                                           2.5                       6
Gold Recovery                                          90%                      92%
Direct Cash Cost per ounce                            $ 145                   $ 145
Strip Ratio                                           3.5:1                     n/m
Mineral Mine Life                                    9 years                  9 years
Employees                                           180 - 200                100 - 120




1996 ANNUAL REPORT                                                         NINE

VISTA GOLD CORP.


                          AMAYAPAMPA DEVELOPMENT MAP o

                                     [MAP]


     The geology at Amayapampa consists of a sequence of folded Ordovician argillites and shales. A swarm of north-south trending narrow quartz veins with pyrite has overprinted the sedimentary rocks. The gold occurs in the quartz veins as coarse native gold and in pyrite within the quartz veins and outside the veins. This gold-bearing quartz pyrite vein swarm has horizontal width ranging from 33 to 165 feet (10 to 50 m) and a strike length of at least 1,650 feet (500 m). The vertical dimensions of the deposit are unknown and could be as high as 1,000 to 1,300 feet (300 to 400 m). Present sampling and drilling indicate this deposit has a vertical extent of just over 660 feet (200 m). Drilling is also planned to test the extensions of the ore reserve to the north and south.

     An independent mining engineering consulting group has been retained to review all of the existing geologic data and prepare a mineral reserves estimate and mine plan.

     A large number of metallurgical samples were gathered and shipped to the United States for additional metallurgical testing. While these tests are ongoing, indications are that a substantial portion of the gold is amenable to recovery by gravity concentration, while the remainder, which is associated with sulfides, easily concentrates using flotation. The floatation concentrates are amenable to leaching and extraction using the carbon-in-leach (CIL) process. A process plant incorporating comminution, gravity concentration, flotation and CIL will most likely be used at Amayapampa.

     Baseline environmental studies have been underway since September, and the first environmental scoping documents were submitted to the government environmental agencies in early 1997. An international environmental and geo-technical company has been contracted to execute this work, together with local consultants, particularly in the areas of archeology and socio-economic issues.

     Project infrastructure studies and improvements have been carried out in 1996, including upgrading the access road, the installation of a new camp and improved communications. Power, transportation, communications and water supply studies are currently underway. Groundwater is scarce in the region so surface water that is impounded during the rainy sea son can provide an adequate water source for the mine operations.




TEN                                                           1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


[PICTURE]

LEFT: OVERLOOKING THE VILLAGE OF AMAYAPAMPA

Studies are currently underway to site the water dam. All infrastructure improvements, such as communications, roads, power and water storage, will also be beneficial to the local communities.

     Early in 1997, an experienced engineering company was hired to design the process plant and surface facilities. This will complete all the components needed for the final feasibility study of Amayapampa.

CAPA CIRCA CROSS SECTION o

[MAP]

CAPA CIRCA o

     Capa Circa, located approximately 6 miles (10 km) south of the Amayapampa mine, was also purchased by Da Capo in early 1996. This project is less advanced than Amayapampa but has significant potential. A series of parallel, north-striking and steep-dipping veins are in a 330-foot (100 m) wide envelope. The veins have been intersected over 1,950 feet (600 m) of strike length. Preliminary metallurgical and petrographic studies indicate that Capa Circa ore should behave in a similar fashion to the ore at Amayapampa. Our initial studies suggest that Capa Circa can be efficiently mined using underground methods and transporting the ore to the processing plant at Amayapampa. A mill was operated at Capa Circa, which removed most of the gravity recoverable gold from the small amount of ore that was processed. The remainder of the gold, which is associated with sulfide, was lost in the tailings and discharged into a nearby creek. In late 1996, the Company dismantled the mill to prevent further pollution of the creek.

     We were not able to start development work on this project during 1996, but an underground drilling and sampling program is planned for the second half of 1997 to establish a basis for initial underground reserves. Present work, including diamond drilling and underground channel sampling, indicate that the veins have gold values in the 0.12 to 0.23 ounces per ton (4.0 to 8.0 g/t) range, with widths of approximately 3 to 13 feet (1 to 4 m).





1996 ANNUAL REPORT                                                       ELEVEN

VISTA GOLD CORP.


                            DEVELOPMENT/EXPLORATION

GUARICHE -- VENEZUELA

IN 1996, THE COMPANY ENTERED INTO AN AGREEMENT TO EXPLORE THE GUARICHE PROJECT LOCATED IN BOLIVAR STATE, VENEZUELA.

The agreement is an option to purchase a 100 percent interest in the project following a five-month exploration program designed to prove a minimum of 500,000 ounces of gold in the project.

     The Guariche project has seen a partial exploration program of surface trenching, auger sampling, and diamond drilling. An estimated resource of 570,000 ounces exists on the property to date. This resource was developed by extensive surface trenching and sampling of both auger and diamond drilling. A preliminary feasibility study indicated economic development, which will involve an open pit mine with a gravity and leaching mill producing approximately 75,000 ounces of gold per year. The exploration program is designed to firm up these reserves in a five month period.

     The diamond drill program will be a three-phase, 16,400-foot (5,000 m) staged program. Vista can withdraw from the project after $500,000 in expenditures. The Company's intentions in staging the exploration program is to maximize return on the exploration dollars.

     The terrain in the area consists of rolling hills to flat savannah and jungle underlaid by saprolite, a weathering product of tropical regions. The saprolite, overlying the deposit is enriched containing higher gold grades than the average.

     Except for surface weathering, the rock types, alteration, and mineralization style at Guariche are typical of large deposits found in well known Canadian gold camps such as Timmins and Kirkland Lake and Australian regions such as Kalgoorlie. In March 1997, the Company received the necessary permits to commence drilling. The drill program should begin in late March.

     If the option to purchase is exercised, the Guariche transaction involves the payment of $10 million cash and $5 million in Vista Gold stock. If an additional 500,000 ounces of gold is proven within two years, there will be an additional payment of $15 million of which $5 million can be in Vista stock at the seller's option.

     The climate for mining investments in Venezuela is improving with proposed reforms to the mining act, taxation laws and exploration permitting requirements.



                         GUARICHE PROJECT, VENEZUELA o

                                     [MAP]




TWELVE                                                        1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


                               EXPLORATION REVIEW


THE COMPANY HAS CONTINUED ITS EXPLORATION EFFORTS IN LATIN AMERICA AND THE GREAT BASIN GEOLOGIC PROVINCE OF THE UNITED STATES. FOR CERTAIN EXPLORATION TARGETS IN THE COMPANY'S PORTFOLIO, VISTA GOLD HAS INITIATED THE SEARCH FOR JOINT VENTURE PARTNERS IN BOTH THE UNITED STATES AND LATIN AMERICA. THE COMPANY HAS EXPLORATION OFFICES IN LA PAZ, BOLIVIA; RENO, NEVADA; LIMA, PERU; AND QUITO, ECUADOR.


UNITED STATES
EXPLORATION o

     The focus of the U.S. program is the Great Basin region of Nevada, one of the most prolific gold producing regions of the world. We directed our attention only to targets that have the potential to host deposits that contain at least 1.0 million ounces of gold.


VAN NORMAN PROJECT
Elko County, Nevada

     This project is located in northeastern Nevada, approximately 55 miles (88 km) north of the city of Elko. Vista Gold has the opportunity to earn an undivided 50 percent interest from Uranerz in mineral rights covering approximately 2,500 acres (1,011 ha) by expending $500,000 on exploration of the property over a three-year period. Vista Gold is the operator during the exploration phase, and Uranerz has the right to be the operator during the production phase.

     The project area lies within the Jerritt Canyon mining district, one of the larger sediment-hosted (Carlin-type) gold districts in Nevada. The district has had prior production of more than 4.0 million ounces and current reserves of 3.5 million ounces.

     A drill program consisting of five holes, totaling 3,930 feet (1,180 m) of drilling, commenced during the winter of 1996 and encountered significant gold mineralization and alteration in favorable rocks of the Roberts Mountain and Hanson Creek formations. This is a geologic setting identical to the productive portion of the Jerritt Canyon area. Drilling and other geologic activities will continue during the 1997 field season.

HYCROFT MINE
Winnemucca, Nevada

     The Hycroft mine is situated in the northwest portion of Nevada, and is the site of the Company's current mining operation. Geochemical and geophysical surveys prompted the expansion of Hycroft's land position around the mine in 1996.

     Exploration at the Hycroft mine was mainly directed toward increasing the heap leachable oxide reserves. The oxide exploration efforts resulted in the partial definition of a significant oxide gold resource along the Albert Fault Zone. This resource is uneconomic at current gold prices. A diamond drill hole was drilled to obtain additional metallurgical samples of a potentially significant low grade sulfide hosted gold resource beneath the Brimstone oxide reserve. Additional metallurgical and exploration work will be required to evaluate the economic viability of this resource.

     In addition to the low grade sulfide resource, the potential exists for small, high grade pods of ore similar to the Rosebud deposit which is located five miles (8 km) in a similar geological setting. The Rosebud deposit, 0.4 ounces gold per ton (13.7 g/t), is currently being developed by a major mining company. Due to the costs associated with the drilling for these small,




1996 ANNUAL REPORT                                                     THIRTEEN

VISTA GOLD CORP.



                        EXPLORATION PROJECTS, BOLIVIA o

                                     [MAP]


high grade targets, a joint venture partner is being sought to help develop this potential.


GOLD BAR PROJECT
Eureka, Nevada

     In January 1997, the Company signed an agreement with Atlas Corporation to terminate the joint venture on the Gold Bar claim near Eureka, Nevada. An initial discovery was made by Vista Gold on the property. The nature of the joint venture agreement and limited size of the discovery, made chances of success for Vista minimal and the decision was made to withdraw from the joint venture.


CANADA o

     In Canada, three mineral properties are being explored with $400,000 of funding provided by joint venture partners. They are the Blackwater-Davidson property in British Columbia (a copper-gold play), the Manville project in Ontario, and the Island Lake gold project in Manitoba. The Company has divested its interest in the Mishi project in Ontario.


BOLIVIA o

     The most promising new development in Vista Gold's exploration portfolio was the acquisition of Da Capo Resources Ltd.'s Bolivian gold properties. The asset package includes the Amayapampa, Capa Circa, Iroco, Irpa Irpa and Copacabana gold properties.


COPACABANA

Bolivia

     This area is in southwestern Bolivia. The project shows similarities to the Amayapampa project. An initial geochemical survey indicated the possibility of a large deposit. The survey showed a 500-foot (150 m) by 2,000-foot (600 m) long soil geochemical anomaly.

     After an initial mapping program was completed, a reverse circulation drill program was conducted. Of the seven holes completed, six had significant gold intercepts. The drilling indicated that the possibility of both bulk tonnage and high grade vein mineralization exists on this property. The best results from drill hole RC3 had 0.41 ounces per ton (13.97 g/t) over 39 feet (12 m).

     A trenching and mapping program is planned for this property, followed by further diamond and reverse circulation drilling programs. This project is an excellent early stage exploration target with the potential to be another Amayapampa-type deposit.


IROCO

Bolivia

     The Iroco project is a gold project adjacent to one of Bolivia's largest silver mines at Oruro. The Company has an option to earn a 100 percent interest. Although no resource has been outlined as yet, drill hole results as high as 0.16 ounces per ton (5.5 g/t) over 180 feet (55 m) have been obtained.

     Currently, the drilling is testing down strike from the producing San Antonio mine and along trend from Cameco's Huayna Potosi area.


ECUADOR o

     Through its 41 percent holding in Zamora Gold Corp., Vista Gold carried out an exploration program




FOURTEEN                                                      1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



in Ecuador in 1996. The program consisted of a regional stream sediment program follow-up, diamond drilling of gold prospects on the Mina Real concession, surface trenching of gold and copper prospects on Mina Real, and trenching and sampling of a number of gold targets resulting from the regional stream sediment follow-up.

     Surface trenching, mapping and sampling revealed the presence of two large porphyry copper stockwork zones at Mina Real. These are the Tumi and David stockworks located in the central and northwest portions of the Mina Real concessions. They are large mineralized systems. The Tumi stockwork is at least
1.2 miles (2.0 km) by 0.6 miles (1.0 km) in surface area. The David stockwork has at least 2 miles (1.2 km) of north-south extent, with an as yet unknown east-west width.

     These are significant finds, but the investment requirement for evaluation, development and construction are very significant and can generally only be borne by the largest of mining companies. Therefore, we are searching to find a suitable joint venture partner to explore the porphyry copper deposit mineralization at the Mina Real, Ruminahui and Titi concessions. The Mina Real, Ruminahui and Titi concessions are 12,500, 6,700, and 7,200 acres (5,066, 2,726, and 2,921 ha), respectively.

     The 1997 program will concentrate on assessing the gold potential on Zamora's Campanillas concession. This concession has had two operating gold mines within its boundaries, the Campanillas mine and the Cambana mine. In the southern area of the Zamora land package, a prospecting and sampling program will assess the yet untested potential area south of Mina Real.

     Zamora expects to spend $1.3 million on gold exploration on concessions outside Mina Real and to attract at least $1 million in joint venture expenditures for its Mina Real concession.

PERU o

     Vista Gold has established an office in Lima, Peru to obtain mineral properties with gold potential. The program in 1996 has been reconnaissance and sampling of projects throughout Peru. Through its association with Minera San Nicholas, Vista has increased its exposure to potentially attractive exploration projects.


                          NAMBIJA GOLD BELT, ECUADOR o

                                     [MAP]




1996 ANNUAL REPORT                                                      FIFTEEN

VISTA GOLD CORP.



WITH THE EXCEPTION OF
HISTORICAL INFORMATION......



this annual report contains forward looking statements concerning among other things, projected annual gold production, mineralization or mineral resources, proven and probable or mineable reserves and cash operating costs.

     Such statements are typically punctuated or described by words or phrases such as "anticipated", "estimate", "projects", "foresee", "management believes", "Vista believes", "growth projections" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the foregoing forward-looking statements may include, but are not limited to: fluctuating precious metals prices; hazards and risks normally incidental to exploration, development and production of minerals; foreign minority interest in mineral properties, claims or concessions; uncertainty associated with the calculation of reserves, grade and production; environmental factors; competition and agreements with other parties; cash flow; legal challenges to title to assets; political and economic instability in South America; and foreign currency fluctuations. Vista Gold Corp. assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.




SIXTEEN                                                       1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.




                      MANAGEMENT'S DISCUSSION AND ANALYSIS


INTRODUCTION o

This discussion should be read in conjunction with the consolidated financial statements of the Company for the three years ended December 31, 1996 and the related notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences from United States GAAP are described in note 17 to the consolidated financial statements.

The Company had one mine in operation during 1996 and 1995. The Hycroft (formerly Crofoot/Lewis) mine in Nevada began gold production in 1987 and is the Company's only operating mine at the present time. The Company sold its 29 percent interest in the Trout Lake mine in Manitoba to its co-venturer and mine operator Hudson Bay Mining and Smelting Co., Ltd. effective March 31, 1994. The Trout Lake mine produced copper, zinc, gold and silver since 1982. The Company also owns the Tartan Lake gold mine in Manitoba at which operations have been suspended since 1989.

1996 was a year of significant change for the Company, beginning with the amalgamation of Granges Inc. and Da Capo Resources Ltd. on November 1, 1996 to form Vista Gold Corp. The transaction was accounted for as a purchase and the results of operations have been consolidated from November 1, 1996. Full details of the amalgamation are provided in note 1 and note 6 of the consolidated financial statements.


RESULTS OF OPERATIONS o


1996 COMPARED WITH 1995

Net loss for 1996 was $11.8 million compared to net earnings of $2.2 million in 1995. The 1996 earnings include gains of $0.5 million from the sale of mineral properties and $0.3 million from the sale of investments, while the 1995 earnings included similar gains of $4.9 million and $1.2 million, respectively. Excluding these gains, results were losses of $12.6 million for 1996 and $3.9 million for 1995. The loss for 1996 was attributable to lower production, increased amortization of deferred stripping, and an increase in the recorded loss from its equity investee.


Revenues of $36.4 million for 1996 decreased by 12 percent from 1995. Production at the mine was as follows:


                                     1996       1995
                                    -------    -------
                                         (ounces)
  Gold                               89,381    101,128
  Silver                            321,315    417,824


Gold production during 1996 decreased 12 percent, or 11,747 ounces from 1995. The decrease in gold production




1996 ANNUAL REPORT                                                    SEVENTEEN

VISTA GOLD CORP.


was attributable to lower-than-normal recovery from a clay-rich ore section combined with delayed recovery from a significant volume of run-of-mine ore where solution application was delayed. Mining in the clay-rich area was completed in the first quarter, with subsequent ore production levels returning to normal. However, record ore production during the third and fourth quarters exceeded the mine's solution pumping capacity, which resulted in a 66 percent increase in gold inventory to 55,000 ounces. The Company has obtained the requisite environmental permits and has increased the pumping capacity to alleviate this problem. Gross realized price per ounce of gold was $391 in 1996 and $387 in 1995.

Operating costs for the Company decreased $3.6 million, or 11 percent, from 1995. The decrease from 1995 is primarily due to two factors. Firstly, the total waste and ore mined (excluding capitalized waste) was 12 percent less than the comparable tonnage mined in 1995, representing approximately $2.2 million of the cost reduction. The remainder of the decrease in operating costs is due to 73 percent of total ore in 1996 being uncrushed run-of-mine ore as compared with 55 percent in 1995. Direct cash operating cost per ounce was US$274 in 1996, compared with US$277 in 1995.

Depreciation, depletion and provision for future reclamation and mine closure was 43 percent higher than 1995, due to a 30 percent increase in ore production as well as the addition of new mining equipment in mid-1996. The 1996 amortization of deferred stripping increased $5.5 million from 1995 due to a lower-than-average strip ratio. The strip ratio in 1996 was lower than the life-of-mine average strip ratio and resulted in the amortization, or expensing, of deferred costs associated with mining this material.

Mineral exploration expenses of $4.1 million were essentially unchanged from 1995. The level of exploration spending is consistent with the Company's shift into precious metals and the aggressive exploration programs put in place in 1995 to find additional sources of production. During the year, the Company concentrated its exploration program on the United States and Latin America.

Corporate administrative expenses increased slightly to $2.5 million from $2.4 million in 1995. Interest income decreased 50 percent as a result of the Company's lower average cash balances. Other expense decreased $1.0 million from 1995 to $0.3 million because 1995 included non-recurring costs related to the exit from base metals and relocation of corporate office to Denver effective January 1, 1996.

Gain on sale of mineral properties and marketable securities represents three transactions in the year, which in aggregate produced net sales proceeds of $1.0 million realizing a gain of $0.8 million.

1995 COMPARED WITH 1994

Net earnings for 1995 were $2.1 million compared to $5.1 million in 1994. The 1995 earnings include gains of $4.9 million from the sale of mineral properties and $1.2 million from the sale of investments, while the 1994 earnings include a gain of $9.2 million from the sale of the Company's interest in the Trout Lake mine in March of




EIGHTEEN                                                      1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



that year. Excluding these gains, results were losses of $3.9 million and $4.1 million for 1995 and 1994 respectively. Results for 1995 improved primarily because of increased production and higher gold prices.

Revenue for 1995 increased by four percent over 1994, with revenue by operation as follows:


                                        1995        1994
                                       -------    -------
Hycroft                                $41,294    $37,485
Trout Lake                                  --      2,386
                                       -------    -------
                                       $41,294    $39,871
                                       =======    =======


Revenue from Hycroft increased ten percent from 1994 because of a combination of increased gold and silver production and an increased realized price per ounce of gold. Production at the mine was as follows:

                                  1995         1994
                                 -------      -------
                                      (ounces)
   Gold                          101,128       94,868
   Silver                        417,823      314,756

This increased production is the result of a 13 percent increase in the amount of ore mined and processed in the year over 1994 which resulted from the addition of new, more efficient mining equipment in late 1994. Although total ore tons increased, this increase was offset in part by a higher proportion of lower grade uncrushed run-of-mine ore. Run-of-mine ore accounted for 56 percent of tons processed in 1995 and 36 percent in 1994, resulting in a decrease in the average grade of gold per ton processed from 1994. The net effect of the increase in tonnage and the lower average grade was a seven percent increase in gold production. Gross realized price per ounce of gold was US$387 in 1995 and US$380 in 1994.

Operating costs for the Company increased four percent over 1994, with costs by operation as follows:


                                          1995            1994
                                         -------         -------
           Hycroft                       $33,712         $30,092
           Trout Lake                         --           2,211
                                         $33,712         $32,303

Operating costs at Hycroft increased 12 percent from 1994, attributable to the following:

                                              ($ millions)
    increase in total tons mined                  11.6
    decrease in costs per ton mined               (7.7)


Total tons mined increased 41 percent, from 26.4 million tons in 1994 to 37.3 million tons in 1995. Part of this increase was due to the decision made in late 1994 to increase the production rate of the mine and the associated addition of a larger, more efficient fleet of mining equipment. The remainder is due to an increase in the strip ratio in the areas mined in 1995 (2.72:1 in 1995 compared to 1.98:1 in 1994). The costs associated with this additional stripping have been deferred in accordance with the Company's policy. The decrease in cost per ton mined is due in part to the efficiencies from the new fleet of mining equipment, as well as to the reduction in processing costs from a higher proportion of uncrushed run-of-mine ore, as discussed above. Direct cash operating cost per ounce was US$277, compared to US$259 in 1994.




1996 ANNUAL REPORT                                                    NINETEEN

VISTA GOLD CORP.



Depreciation, depletion and provision for future reclamation and mine closure was 56 percent higher than 1994, due to the increase in ore production, as well as the substantial addition of new mining equipment in December 1994. The decrease in amortization of deferred stripping is due to the higher strip ratio in 1995, as discussed above. The strip ratio in 1995 was higher than the life-of-mine average strip ratio and resulted in additional deferral of costs associated with mining this material. The 1994 strip ratio was below the life-of-mine average and resulted in expensing of previously deferred costs.

Mineral exploration expenses increased four percent in 1995, continuing the three-year trend of increases in exploration spending. The increased spending is consistent with the Company's shift into precious metals and the aggressive exploration programs put in place in 1995 to find additional sources of production. During 1995, the Company opened an exploration office in Reno, Nevada, from which it performs its exploration activities in the western United States and Mexico. In addition, the Company began substantial exploration work in South America.

Corporate administrative expenses decreased eight percent from 1994 because of management's efforts to reduce the Company's overhead costs and reductions in costs as a result of the amalgamation of the Company and Hycroft. Interest income decreased 11 percent solely because of $139,000 in financing fees. Other expense increased by $0.7 million in 1995 largely because of the Company's exit from base metals and its relocation to Denver, as described above.

Gain on sale of mineral properties and marketable securities represents three transactions in 1995. In June 1995, the Company sold 200,000 shares of International Curator Resources Inc. for net proceeds of $0.9 million. These shares were carried on the books at cost, and the sale resulted in a gain of $0.8 million. In September 1995, the Company sold all of its remaining base metal properties in Manitoba and Saskatchewan to Aur Resources Inc. for 1,250,000 shares of Aur and a royalty equal to two percent of future net smelter returns from the properties, subject to Aur's right to purchase one half of the royalty for $0.7 million. The shares were allocated a value equal to the closing price of Aur on the Toronto Stock Exchange on the day prior to the announcement of the sale, and no value was allocated to the royalty for accounting purposes. This transaction resulted in a gain of $4.9 million. In December 1995, the Company sold the Aur shares for net proceeds of $5.3 million and realized a further gain of $0.4 million.

The reduction in income taxes relates directly to the increased exploration activity in the western United States. Income taxes in 1995 and 1994 were directly attributable to the Company's subsidiary, Granges (U.S.) Inc., utilizing all of its available tax carry forwards and being taxable. Subsequent exploration activity in the western United States was sufficient to make the Company's subsidiary non-taxable.


LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated cash balance at December 31, 1996 was $8.6 million, a reduction of $6.6 million from the end of the prior year. Cash receipts from the issue of shares for special warrants and options totalling




TWENTY                                                        1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



$17.8 million and cash receipts from the sale of mineral properties, equipment and investments totalling $1.0 million were offset by Hycroft capital expenditures totalling $20.8 million primarily for the Brimstone project. Acquisition costs associated with Da Capo Resources Ltd. amounted to $1.0 million. The remainder of the decrease in the Company's cash balance is attributable to the build up of gold inventories offset by other changes in working capital and cash generated from operations totalling $3.6 million.

The Company anticipates approximately US$5.3 million in reclamation and severance costs over the life of the mine, primarily in 1998 through 2001, which will be funded by cash flow from operations.

Subsequent to year end, the Company, through its subsidiary, Hycroft Resources & Development, Inc., arranged a $13 million revolving credit facility which is described in note 16 to the consolidated financial statements. The proceeds from the facility will be used to fund ongoing 1997 exploration and operations expenditures including the feasibility study of the Amayapampa project in Bolivia. The Amayapampa project was acquired through the amalgamation of Granges Inc. and Da Capo Resources Ltd., which is discussed below and in note 1 to the consolidated financial statements.

The acquisition and development of the Guariche project in Venezuela and the development of the Bolivian project are estimated to cost $100 million. It is expected that these requirements will be funded through a combination of cash from operations, the Company's existing cash reserves, and future equity and debt financings.

OUTLOOK o

Management's outlook for future growth of the Company is through the development of new gold mines, which the Company owns or has an option to purchase. In addition, the Company continues to search for additional precious metal reserves, primarily in the form of producing or near-production properties, for acquisition in North America and Latin America. The Company also maintains aggressive exploration programs in North and South America that are carried out from its regional and corporate offices in Peru, Nevada, and Colorado.

The Company merged with Da Capo Resources Ltd. effective November 1, 1996 and acquired two development-stage gold properties in addition to excellent exploration properties in Bolivia. The Company is conducting a final feasibility study on the Amayapampa and Capa Circa properties and expects to complete project financing and commence construction by mid-1997 with production startup expected by mid-1998. These two mines are expected to produce 100,000 ounces per year in 1999. The Hycroft mine is also expected to increase gold production to 112,000 ounces in 1997, resulting from the startup of production from the new Brimstone pit combined with increased cyanide solution pumping capacity.

On February 29, 1996, the Company entered into a Letter of Intent to enter into an Option Agreement with L.B. Mining Company to acquire the Guariche gold project in southeastern Venezuela. The Company undertook a pre-feasibility study of the gold resource. The study indicated that potentially a 70-100,000 ounce-per-year mine development of the deposit was feasible. If drilling




1996 ANNUAL REPORT                                                   TWENTY-ONE

VISTA GOLD CORP.



confirms the reserves, Vista will schedule the deposit for production in 1999. On June 7, 1996, the Company completed its due diligence and negotiated the final terms of the option agreement with L.B. Mining Co. The terms of the executed definitive option agreement provide that the consideration for the option is $275,000 payable as to $125,000 upon receipt of the necessary mining concessions for the property and $150,000 upon receipt of exploration permits and upon the Company being satisfied there are no remaining overriding interests in the property. If these requirements are satisfied, then the Company will be required to incur minimum exploration expenditures on the property of $350,000 over a period of five months.

If drilling and technical studies completed during the option period satisfy the Company that the property contains a minimum proven and probable mineable reserve of 500,000 ounces of gold, the Company intends, but will not be obligated, to exercise the option to purchase the property for $15 million payable as to $5 million in 2,047,938 common shares of the Company ($2.44 per share) and the balance in cash. Subject to certain conditions, the Company may be required to pay for additional proven and probable minable reserves in excess of the 500,000 ounce minimum.

RECLAMATION AND ENVIRONMENTAL COSTS

The reclamation and closure costs for the Company's mines are estimated by management as follows:


Hycroft mine                  $5.1  million
Tartan Lake mine               0.7  million
                              -------------
                              $5.8  million


These costs are charged to earnings over the life of the mine and the provision to date is $3.9 million. As part of the terms of the sale of the Company's interest in the Trout Lake mine, Hudson Bay Mining and Smelting Co., Ltd. has assumed all environmental liabilities arising from past or future activities of that mine.

An amended Hycroft Mine Reclamation Plan that included the Brimstone deposit was approved by the Nevada Bureau of Land Management (BLM), and a surety bond in the amount of US$5.1 million was posted to secure reclamation obligations under the plan.

In February 1996, the Company received the required permits for the construction of the plant, pads and ponds associated with the Brimstone deposit. The Brimstone mine development, leach pad and plant construction is complete. All necessary mining equipment is on site, and production from Brimstone commenced in early 1997.

REGULATORY COMPLIANCE AND OTHER MATTERS

During 1996 there were no material environmental incidents or non-compliance with any applicable environmental regulations.



TWENTY-TWO                                                    1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


                          MANAGEMENT'S RESPONSIBILITY
                            FOR FINANCIAL REPORTING



     The accompanying consolidated financial statements of Vista Gold Corp. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

     The Audit Committee of the Board of Directors is composed of non-management directors. It meets regularly with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

     The Company's auditors, Coopers & Lybrand, have examined these consolidated financial statements and their report follows.


/s/ MICHAEL B. RICHINGS

Michael B. Richings
President and Chief Executive Officer


/s/ A.J. ALI, C.A.

A.J. Ali, C.A.
Vice President Finance and Chief Financial Officer




1996 ANNUAL REPORT                                                 TWENTY-THREE

VISTA GOLD CORP.

                          INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF VISTA GOLD CORP.,

     We have audited the consolidated balance sheets of Vista Gold Corp. as at December 31, 1996 and 1995 and the consolidated statements of earnings (loss), retained earnings (deficit) and changes in cash resources for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995, and the results of its operations and the changes in its cash resources for each of the three years in the period ended December 31, 1996 in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.


/s/ COOPERS & LYBRAND

Coopers & Lybrand
Chartered Accountants
Vancouver, Canada
March 12, 1997




TWENTY-FOUR                                                   1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



                          CONSOLIDATED BALANCE SHEETS

                          (U.S. Dollars in thousands)


December 31                                                        1996         1995
                                                                ---------    ---------
ASSETS o
Current Assets
   Cash and cash equivalents                                    $   8,598    $  15,210
   Marketable securities (Market Value -- $213)                       213          179
   Accounts receivable and prepaid expenses (Note 3)                3,286        2,382
   Inventories (Note 4)                                            16,819       10,140
                                                                ---------    ---------
                                                                   28,916       27,911

Investment in Zamora Gold Corp. (Note 5)                            2,981        4,323
Property, Plant, and Equipment -- net (Note 6)                     91,419       32,051
                                                                ---------    ---------
                                                                $ 123,316    $  64,285
                                                                =========    =========

LIABILITIES o
Current Liabilities
   Accounts payable and accrued liabilities (Note 7)            $  10,247    $   6,239
                                                                ---------    ---------
                                                                   10,247        6,239

Provisions for Future Reclamation and Closure Costs                 3,897        3,409
                                                                ---------    ---------
                                                                   14,144        9,648
                                                                ---------    ---------

SHAREHOLDERS' EQUITY o
Common Shares, without par value (Note 8)
(issued 1996 -- 89,020,405 shares; 1995 -- 46,042,911 shares)     120,745       54,190
Retained Earnings (Deficit)                                       (10,417)       1,409
Currency Translation Adjustment                                    (1,156)        (962)
                                                                ---------    ---------
                                                                  109,172       54,637
                                                                ---------    ---------
                                                                $ 123,316    $  64,285
                                                                =========    =========


Commitments and Contingencies (Notes 6, 9)

APPROVED BY THE BOARD


/S/ DAVID R. SINCLAIR                     /S/ PETER WALTON

David R. Sinclair                         Peter Walton
Chairman of the Board                     Director


The accompanying notes are an integral part of these consolidated financial statements.



1996 ANNUAL REPORT                                                  TWENTY-FIVE

VISTA GOLD CORP.



                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                 (U.S. Dollars in thousands, except share data)


Year ended December 31                               1996            1995            1994
                                                 ------------    ------------    ------------
REVENUES o                                       $     36,444    $     41,294    $     39,871
                                                 ------------    ------------    ------------
EXPENSES o
   Operating costs                                     30,083          33,712          32,303
   Depreciation, depletion, and provision for
     future reclamation and closure costs               5,859           4,094           2,632
   Amortization of deferred stripping                   5,727             223           3,110
                                                 ------------    ------------    ------------
                                                       41,669          38,029          38,045
                                                 ------------    ------------    ------------
RESULTS OF MINING OPERATIONS o                         (5,225)          3,265           1,826
                                                 ------------    ------------    ------------
   Mineral exploration and property evaluation          4,167           4,139           3,972
   Corporate administrative                             2,554           2,425           2,630
   Interest income -- net                                (698)         (1,390)         (1,562)
   Other expense                                          259           1,298             578
   Gain on sale of mineral properties
     and investments                                     (850)         (6,075)         (9,207)
   Equity in loss of Zamora Gold Corp.                  1,342             516            --
                                                 ------------    ------------    ------------
                                                        6,774             913          (3,589)
                                                 ------------    ------------    ------------
EARNINGS (LOSS) BEFORE INCOME TAXES o                 (11,999)          2,352           5,415
                                                 ------------    ------------    ------------
Current Income Taxes (Note 10)                           (173)            193             299
                                                 ------------    ------------    ------------
NET EARNINGS (LOSS) o                            $    (11,826)   $      2,159    $      5,116
                                                 ------------    ------------    ------------
Earnings (loss) Per Share                        $      (0.21)   $       0.05    $       0.15
                                                 ------------    ------------    ------------
Weighted Average Shares Outstanding                56,309,941      42,074,356      34,164,260
                                                 ============    ============    ============


                            CONSOLIDATED STATEMENTS
                         OF RETAINED EARNINGS (DEFICIT)

                          (U.S. Dollars in thousands)


Year ended December 31                                    1996         1995         1994
                                                       ---------    ---------    ---------
Retained Earnings (deficit), Beginning of Year --
   as previously reported                              $   1,409    $ (55,275)   $ (60,391)
 Prior period adjustment (Note 11)                          --           (188)        (188)
                                                       ---------    ---------    ---------
Retained Earnings (deficit), Beginning of Year --
   restated                                                1,409      (55,463)     (60,579)
 Amalgamation costs (Note 12)                               --         (1,223)        --
 Capital reduction (Note 8)                                 --         55,936         --
                                                       ---------    ---------    ---------
                                                           1,409         (750)     (60,579)
 Net earnings (loss)                                     (11,826)       2,159        5,116
                                                       ---------    ---------    ---------
Retained Earnings (deficit), End of Year               $ (10,417)   $   1,409    $ (55,463)
                                                       =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.




TWENTY-SIX                                                    1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



                       CONSOLIDATED STATEMENTS OF CHANGES
                               IN CASH RESOURCES

                          (U.S. Dollars in thousands)


Year Ended December 31                                    1996         1995         1994
                                                       ---------    ---------    ---------
OPERATING ACTIVITIES o

Net Earnings (loss)                                    $ (11,826)   $   2,159    $   5,116
Items not involving Cash
   Depreciation and depletion                              5,170        3,555        1,977
   Amortization of deferred stripping                      5,727          223        3,110
   Provision for future reclamation
    and closure costs                                        689          539          655
   Deferred revenue recognized                              --           --           (419)
   Gain on sale of mineral properties,
    equipment and investments                               (850)      (6,075)      (9,271)
   Equity in loss of Zamora Gold Corp.                     1,342          516         --
                                                       ---------    ---------    ---------
                                                             252          917        1,168
Currency Translation Adjustment                             (369)        (441)          (1)
Change in Working Capital, excluding Cash
  and Cash Equivalents (Note 13)                          (3,609)      (8,779)       8,202
                                                       ---------    ---------    ---------
                                                          (3,726)      (8,303)       9,369
                                                       ---------    ---------    ---------
INVESTING ACTIVITIES o

Acquisition of Da Capo Resources Ltd.
  including acquisition costs                            (49,682)        --           --
Property, Plant, and Equipment Additions                 (20,271)      (4,440)     (14,014)
Deferred Stripping Costs                                    (512)      (5,235)      (1,465)
Proceeds from Sale of Mineral Properties,
  Equipment and Investments                                1,024       11,073       23,759
Investments                                                 --         (9,691)        --
                                                       ---------    ---------    ---------
                                                         (69,441)      (8,293)       8,280
                                                       ---------    ---------    ---------
FINANCING ACTIVITIES o

Issue of Shares for Acquisition of Da Capo
  Resources Ltd. (Note 6)                                 48,730         --           --
Issue of Shares for Special Warrants Exercised            17,308         --           --
Issue of Shares for Options and other                        517          258           21
Equipment Note Proceeds (payments) -- net                   --           (275)        (377)
Amalgamation Costs                                          --         (1,222)        --
Bank Loan Advances (repayments)                             --           --         (3,805)
                                                       ---------    ---------    ---------
                                                          66,555       (1,239)      (4,161)
                                                       ---------    ---------    ---------
Increase (decrease) in Cash and Cash Equivalents          (6,612)     (17,835)      13,488
Cash and Cash Equivalents, Beginning of Year              15,210       33,045       19,557
                                                       ---------    ---------    ---------
Cash and Cash Equivalents, End of Year                 $   8,598    $  15,210    $  33,045
                                                       =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.




1996 ANNUAL REPORT                                                 TWENTY-SEVEN

VISTA GOLD CORP.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular information in thousands of United States dollars, except share data)

1.   NATURE OF OPERATIONS

A)   Vista Gold Corp. (the "Company")

     Vista Gold Corp., formerly Granges Inc. (see B below) is engaged in gold mining and related activities in the United States, Canada, and Latin America, including exploration, extraction, processing, refining and reclamation. Gold bullion is the Company's principal product, which is a commodity produced primarily in South Africa, the United States, Canada, Australia, and Latin America.

     The Company's results are impacted by the price of gold. Gold prices fluctuate and are affected by numerous factors, including, but not limited to, expectations with respect to the rate of inflation, exchange rates (specifically, the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand, as well as consumer and speculator hedging activities. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Company is not dependent upon any one customer for the sale of its product.

B)   Acquisition of Da Capo Resources Ltd.

     On July 31, 1996, the boards of directors of Granges Inc. ("Granges") and Da Capo Resources Ltd. ("Da Capo") unanimously approved the amalgamation of the two companies to form a new gold mining company ("Vista Gold Corp."), subject to shareholder, court, and regulatory approval; entering into a definitive amalgamation agreement; and satisfactory completion of due diligence by Granges and Da Capo by August 6, 1996.

     The Supreme Court of British Columbia approved the amalgamation, effective November 1, 1996 under the name "Vista Gold Corp." Under the terms of the agreement, each holder of Granges shares received one Vista Gold Corp. share for each Granges share, and each holder of Da Capo shares received two Vista Gold Corp. shares for each Da Capo share. Vista Gold Corp. is owned 66.25 percent by Granges shareholders and 33.75 percent by Da Capo shareholders on a fully diluted basis.


2.   SIGNIFICANT ACCOUNTING POLICIES

A)   Generally Accepted Accounting Principles

     The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in note 17.

B)   Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of its unincorporated joint venture. The Company's subsidiaries and its percentage ownership in these entities as at December 31, 1996 are:

                                            Ownership
                                            ---------
Vista Gold Holdings Inc. and its
  wholly owned subsidiaries                    100%
   Hycroft Resources & Development, Inc.
     and its wholly owned subsidiary
     Hycroft Lewis Mine, Inc.
   Granges (U.S.) Inc. and its wholly owned
     subsidiary Granges (Arizona) Inc.
Granges (Canada) Inc. (previously called
  493744 Ontario Limited)                      100%
Sociedad Industrial Minera Yamin Ltda
  ("Yamin")                                    100%


C)   Use of Estimates

     The preparation of consolidated financial statements in accordance with generally accepted accounting principles




TWENTY-EIGHT                                                1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

D)   Foreign Currency Translation

     The consolidated financial statements of the Company have been historically expressed in Canadian (Cdn) dollars. As a result of sales revenues and a significant portion of expenses being denominated in United States (U.S.) dollars, the sale of exploration properties in Canada, the increasing international focus of the Company's operating activities, and the relocation of the Company's executive office to Denver, the U.S. dollar has become the principal currency of the Company's business. Accordingly, the U.S. dollar has been adopted as the reporting currency for the consolidated financial statements of the Company, effective January 1, 1996. The comparative information for the 1995 and 1994 financial statements has been translated into U.S. dollars at the December 31, 1995 year end at a rate of one U.S. dollar to Cdn $1.3652.

     Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange on the balance sheet date, and revenue and expenses at the average rate of exchange during the period. Exchange gains and losses are deferred and shown as a currency translation adjustment in shareholders' equity until transferred to earnings when the net investment in the foreign operation is reduced.

     Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect on the dates that they occur and depreciation and amortization of assets translated at historical rate are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in the determination of net income for the current period.

     Foreign currency denominated monetary items of the Company, excluding its foreign operations, are translated at the year-end exchange rate. Exchange gains and losses on these items are recognized in earnings in the year they arise.

E)   Revenue Recognition

     Sales are recorded as soon as the product is considered available for sale. Gains and losses on forward sales and option contracts are deferred until the related production is sold.

F)   Mineral Exploration

     Acquisition and exploration expenditures on mineral properties are expensed when incurred until such time as the property indicates the potential of being developed into a mine, and thereafter the expenditures are capitalized. Previously capitalized expenditures are expensed if the project is determined to be uneconomic.

G)   Cash Equivalents

     Cash equivalents are represented by investments in short-term investment funds consisting of highly liquid debt instruments such as certificates of deposit, commercial paper, and money market accounts purchased with an original maturity date of less than three months. The Company's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution.

H)   Marketable Securities

     Marketable securities are carried at the lower of cost or market value.

I)   Inventories

     Product inventory is valued at the lower of average cost or net realizable value. The direct cash costs associated with ore on the leach pads are inventoried and charged to operations as the contained gold is recovered. Based upon actual metal recoveries, ore grades and operating plans, management continuously evaluates and refines estimates in determining the carrying values of costs associated with ore under leach. It is possible that in the near term, estimates of recoverable ore, grade, and gold price



1996 ANNUAL REPORT                                                  TWENTY-NINE

VISTA GOLD CORP.

could change causing the Company to revise the value of its heap leach inventory.

     Parts and supplies are valued at the lower of average cost or net replacement value.


J) Property, Plant and Equipment

   (I) DEVELOPED MINERAL PROPERTIES

       Property acquisition and development costs are carried at cost less accumulated amortization and write downs. Amortization is provided on the unit-of-production method based on proven and probable reserves. Management reviews quarterly the carrying value of the Company's interest in each property and, where necessary, these properties are written down to their estimated recoverable amount determined on a non-discounted basis. Management's estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write downs.


  (II) PLANT AND EQUIPMENT

   Plant and equipment are recorded at cost and depreciated using the units of production method or the straight-line method over their estimated useful lives.


  (III) DEFERRED STRIPPING

   During production, mining costs associated with waste rock removal are deferred and charged to operations on the basis of the average strip ratio for the life of the mine. The average strip ratio is calculated as a ratio of the tons of waste expected to be mined to the tons of ore estimated to be mined. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of ore and waste in proven and probable reserves and the need for a change in the amortization rate of deferred stripping cost.

K)   Provision for Future Reclamation and Closure Costs

     All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings over the lives of the mines on a unit-of-production basis. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulation and changes in cost estimates.

L)   Estimates of Proven and Probable Reserves

     Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The Company depreciates some of its assets and accrues for reclamation on a unit-of-production basis over proven and probable reserves. Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves. It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and reclamation in future reporting periods.


3.   ACCOUNTS RECEIVABLE
     AND PREPAID EXPENSES

                                                   1996        1995
                                                 ---------   ---------
Accounts receivable                              $   2,361   $   1,626
Prepaid expenses                                       925         756
                                                 ---------   ---------
                                                 $   3,286   $   2,382




THIRTY                                                        1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.



4. INVENTORIES

                                  1996        1995
                               ---------   ---------
Product inventory              $  14,314   $   7,715
Parts and supplies                 2,505       2,425
                               ---------   ---------
                               $  16,819   $  10,140
                               =========   =========


5.   INVESTMENT IN ZAMORA GOLD CORP.

     In October 1995, the Company completed a private placement with Zamora Gold Corp. (Zamora) for the issuance of 8,000,000 units at US$0.60 per unit. Each unit consists of one common share of Zamora and one common share purchase warrant entitling Granges to purchase one common share for US$0.75 until October 4, 1997. The Company's 8,000,000 shares represent 41 percent of the issued and outstanding shares of Zamora and the investment is accounted for using the equity method with the investment balance as follows.


              Total initial investment including expenses  $4,839
              Equity loss in 1995                            (516)
                                                           ------
              Balance at December 31, 1995                  4,323
              Equity loss in 1996                          (1,342)
                                                           ------
              Balance at December 31, 1996                 $2,981
                                                           ======


6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment comprises of the following:


     Property                                    Metals Produced                      Acquired/Commenced Production
----------------------------------------------------------------------------------------------------------------------------
     Hycroft mine                                 gold, silver                           Lewis 1987, Crofoot 1988
     Tartan mine                                 suspended 1989                                    1987

                                                      1996                                          1995
                                     ---------------------------------------------------------------------------------------
                                                    Accumulated                                  Accumulated
                                                    Depreciation,                                Depreciation,
                                                     Depletion,                                  Depletion,
                                                    Amortization                                 Amortization
                                                       and                                          and
                                         Cost       Write downs          Net          Cost       Write downs         Net
                                     ------------   ------------   ------------   ------------   ------------   ------------
Producing Mines
Hycroft mine (A)                     $     84,200   $     46,674   $     37,526   $     64,692   $     41,217   $     23,475
Deferred stripping costs                   10,025          9,040            985          9,513          3,312          6,201
Non-Producing Mine
Tartan Lake mine                            3,855          1,969          1,886          3,870          1,977          1,893
Bolivian mineral
  properties (B)                           50,475           --           50,475           --             --             --
Corporate Assets                              939            392            547            744            262            482
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                     $    149,494   $     58,075   $     91,419   $     78,819   $     46,768   $     32,051
                                     ============   ============   ============   ============   ============   ============





1996 ANNUAL REPORT                                                   THIRTY-ONE

VISTA GOLD CORP.

A)   Royalties

     The Crofoot property at the Hycroft mine is subject to four percent net profits royalties. No royalty payments were made in 1995, 1994 and 1993 because minimum royalty payments made prior to 1993 aggregating $2.8 million were available for credit towards the royalty obligations. Effective 1996, the Company agreed to apply this credit to reduce the maximum cumulative royalties payable of $10 million and to pay minimum royalty payments of $240,000 per year.

     The Lewis property at the Hycroft mine is subject to a five percent net smelter royalty. During 1996, 1995 and 1994, only nominal minimum royalties were required in relation to this property.

B)   Bolivian Mineral Properties

     As a result of the acquisition of Da Capo Resources Ltd. (Note 1), the Company acquired mineral properties in Bolivia which have been recorded using the purchase method of accounting and the results of operations have been consolidated from November 1, 1996. The Company's interest in the net assets acquired at assigned values are as follows:


Cash                                  $  1,198
Current assets                             131
Property, plant and equipment              218
Mineral properties                      48,284
Current liabilities                     (1,101)
                                      --------
Shares issued for purchase of
Da Capo Resources Ltd.                $ 48,730
                                      ========


7.   ACCOUNTS PAYABLE AND
     ACCRUED LIABILITIES

                                   1996        1995
                                ---------   ---------
Accounts payable                $   7,582   $   3,514
Accrued liabilities                 2,665       2,725
                                ---------   ---------
                                $  10,247   $   6,239
                                =========   =========


Accounts payable at December 31, 1996 included $3.4 million to purchase mining equipment which was paid in early 1997.

8. SHARE CAPITAL

A) Authorized share capital comprises 2,500,000,000 (1995 - 750,000,000) common shares without par value and 500,000,000 (1995 - 750,000,000) preferred shares without par value.

B) Common Shares Issued and Outstanding:


                                   Number of Shares   Amount
                                   ---------------- ---------
At December 31, 1994                   34,177,000   $  107,110
   Issued upon exercise
    of stock options                      147,500          229
   Issued pursuant to
    Hycroft amalgamation
    (Note 12)                          11,718,411         --
   Capital reduction (C)                     --        (53,149)
                                       ----------   ----------
At December 31, 1995                   46,042,911       54,190
   Issued upon exercise of
    stock options                         468,750          517
   Issued upon exercise of
    special warrants (E)                9,699,800       17,308
   Issued pursuant to Da Capo
    purchase (Note 1, 6)               32,808,944       48,730
                                       ----------   ----------
At December 31, 1996                   89,020,405   $  120,745
                                       ==========   ==========


C)   Capital Reduction

     At the March 30, 1995 extraordinary meeting, the shareholders of the Company approved a special resolution to reduce the capital of the Company. Under this resolution the share capital and contributed surplus were reduced by $53.1 million and $2.8 million, respectively, with a corresponding decrease to the accumulated deficit of approximately $56.0 million. The effect of this capital reduction was to eliminate the consolidated accumulated deficit of the Company as of December 31, 1994 after giving effect to the estimated costs of the amalgamation. This deficit was caused primarily by prior write downs of mining assets.

D)   Common Share Options

     At December 31, 1996, 2,540,000 common shares were reserved for issuance under options granted to directors, officers and management employees. These options expire as follows: 1997 - 700,000; 1999 - 100,000; 2001 - 20,000; 2003
- 20,000; 2004 - 25,000; 2005 - 830,000; 2006 - 845,000.




THIRTY-TWO                                                    1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.





                                               Cdn $
                            Share Options   Option Price
                            -------------  --------------
At December 31, 1994            740,000    $1.45 to $3.30
  Granted in 1995               905,000    $2.25 to $2.78
  Exercised in 1995            (147,500)   $1.45 to $2.28
  Expired in 1995              (227,500)   $2.28 to $2.70
                              ---------
At December 31, 1995          1,270,000    $1.45 to $2.78
  Granted in 1996               845,000    $1.83 to $3.05
  Exercised in 1996            (468,750)   $1.05 to $2.85
  Expired in 1996              (226,250)   $1.45 to $2.70
  Granted pursuant to
   Da Capo acquisition
   (Note 1, 6)                1,120,000    $1.05 to $1.50
                              ---------
At December 31, 1996          2,540,000    $1.45 to $2.78
                              =========


During 1995, options to purchase 35,000 shares at Cdn$ 3.30 per share were repriced to Cdn$2.78 per share.

E)   Special Warrants

     On April 25, 1996, a private placement of 9,699,800 Special Warrants was completed at a price of Cdn$2.60 per unit for gross proceeds of Cdn$25,219,480 (US$18,505,367). Each Special Warrant is exercisable into one common share and one half of one common share purchase warrant of the Company for no additional consideration. Each whole common share purchase warrant is exercisable into one common share of the Company at a price of Cdn$3.00 per share until October 31, 1997.

     On July 3, 1996, the Company filed a final short form prospectus with the securities commissions in British Columbia and Ontario relating to the private placement. The funds held in escrow were released to the Company on July 8, 1996. Net proceeds received were Cdn$23,684,564 (US$17,308,329).

     On July 10, 1996, all of the 9,699,800 outstanding special warrants were exercised, and 9,699,800 common shares in the capital of the Company and 4,849,900 common share purchase warrants were issued to the holders of the special warrants.

9.   COMMITMENTS AND CONTINGENCIES

     The Company is committed to U.S. dollar payments under certain operating leases for mining equipment. Future payments under these leases in each of the next five years and in the aggregate are:


  1997                        $ 1,998
  1998                          1,054
  1999                             --
                              -------
                              $ 3,052
                              =======


     Letters of credit totalling $0.9 million (1995-$2.8 million) have been provided as collateral under these mine equipment operating leases.

10.  INCOME TAXES
     A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expenses is as follows:


                                1996         1995         1994
                             ---------    ---------    ---------
Income taxes at
  statutory rates            $  (3,524)   $   1,045    $   2,470
Increase (decrease) in
  taxes from:
   Permanent differences           (34)        (133)        (149)
   Timing differences            2,613       (1,204)      (1,888)
   Recovery of prior
     years' taxes                  (25)         (66)         (91)
   U.S. Alternative
     Minimum Tax                  (188)         188           --
   Differences in
     foreign tax rates             945          314         (130)
   Large
     Corporations tax               40           49           87
                             ---------    ---------    ---------
Income taxes per
  statements of earnings     $    (173)   $     193    $     299
                             =========    =========    =========





1996 ANNUAL REPORT                                                 THIRTY-THREE

VISTA GOLD CORP.

     The Company has incurred income tax losses in prior periods of $16.9 million, which may be carried forward and applied against future taxable income when earned. No benefit in respect of these losses has been recorded in these accounts. The losses expire as follows:


                             United
                  Canada     States     Total
                  -------    -------   -------
2000              $   177   $  --     $   177
2001                  812     1,295     2,107
2002                  892     1,358     2,250
2003                 --       5,418     5,418
2004                 --       1,373     1,373
2008                 --         435       435
2009                 --          11        11
2010                 --       5,122     5,122
                  -------   -------   -------
                  $ 1,881   $15,012   $16,893
                  =======   =======   =======


11.  PRIOR PERIOD ADJUSTMENT

     During 1995, the Company received notification from the Manitoba Department of Finance of proposed assessments for the years 1983 to 1993 under the Mining Tax Act and for the period March 1, 1989 to December 31, 1994 under the Retail Sales Tax Act. The Company, subsequent to the end of the year, arrived at a settlement with the Department under which the total taxes and interest payable under both Acts amounted to $242,000 (Cdn$330,000), with $89,000 (Cdn$120,000) previously paid. This settlement has been treated as a prior period adjustment and the effect has been to increase mineral properties by $54,000, increase accounts payable by $154,000 at December 31, 1995, and by $242,000 at December 31, 1994 and to reduce retained earnings by $188,000 at December 31, 1994.


12.  AMALGAMATION OF GRANGES INC.
     AND HYCROFT RESOURCES
     & DEVELOPMENT CORPORATION.

     On March 30, 1995, the shareholders of Granges Inc. (Granges) and its 50.5 percent owned subsidiary, Hycroft Resources & Development Corporation (Hycroft), approved the amalgamation of the two companies, effective May 1, 1995 under the name Granges Inc. (Amalco).

     Under the terms of the amalgamation, the outstanding common shares of each of Granges and Hycroft were exchanged or cancelled on the following basis:

a) each issued and outstanding common share of Granges was exchanged for one common share of Amalco;

b) each issued and outstanding common share of Hycroft, except for those common shares registered in the name of Granges or its affiliates, was exchanged for
0.88 of a common share of Amalco;

c) each issued and outstanding common share of Hycroft that was registered in the name of Granges or its affiliates was cancelled; and

d) each authorized but unissued common share of Granges and each authorized but unissued common share of Hycroft was cancelled.


     No fractional shares of Amalco were issued and the number of shares received by a Hycroft shareholder was rounded down to the nearest whole number of shares of Amalco, if such a shareholder were otherwise entitled to receive a fraction of a share of Amalco. Immediately after the amalgamation, shareholders of Granges beneficially owned 34,214,500 common shares of Amalco and shareholders of Hycroft beneficially owned 11,718,411 common shares of Amalco, representing 74.5 percent and 25.5 percent of the issued and outstanding common shares of Amalco, respectively.

     As Granges already controlled Hycroft, the amalgamation was treated in a manner similar to a pooling of interest. Accordingly, the 1995 results of Amalco represent the consolidated results of Granges for the four months ended April 30, 1995 and the consolidated results of Amalco for the eight months ended December 31, 1995, with all comparative figures being the consolidated results of Granges.

     $1.2 million of costs to carry out the amalgamation have been treated as a capital transaction and charged directly to the deficit on the date of amalgamation.




THIRTY-FOUR                                                   1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


13. CHANGES IN WORKING CAPITAL,
    EXCLUDING CASH AND CASH EQUIVALENTS


                                1996       1995       1994
                              -------    -------    -------
Accounts receivable
  and prepaid
  expenses                    $  (904)   $  (352)   $ 2,071
Marketable Securities             (34)        61         22
Inventories                    (6,679)       135     (3,680)
Accounts payable and
  accrued liabilities           4,008     (8,623)     9,789
                              -------    -------    -------
                              $(3,609)   $(8,779)   $ 8,202
                              =======    =======    =======

14.  RETIREMENT PLANS

     The Company sponsors a qualified tax deferred savings plan in accordance with the provision of Section 401(K) of the U.S. Internal Revenue Service code, which is available to permanent U.S. employees. The Company makes contributions of up to four percent of eligible employee's salaries. The Company's contribution in 1996 was $323,000 (1995 - $113,000).


15.  SEGMENTED INFORMATION

     The Company operates in the mining industry in Canada and the United States, and has exploration and development properties in Latin America. Its major product is gold, and prior to 1995, it also produced copper and zinc. Geographic segments are presented below.



                                        1996         1995        1994
                                     ---------    ---------   ---------
Sales
  Canada                             $    --      $    --     $   2,386
  U.S                                   36,444       41,294      37,485
  Latin America                           --           --          --
                                     ---------    ---------   ---------
                                     $  36,444    $  41,294   $  39,871
                                     =========    =========   =========

Results of Mining Operations
  Canada                             $    --      $    --     $    (349)
  U.S                                   (5,225)       3,305       2,215
  Latin America                           --           --          --
                                     ---------    ---------   ---------
                                     $  (5,225)   $   3,305   $   1,866
                                     =========    =========   =========


                                1996        1995
                             ---------   ---------
Identifiable assets
   Canada                    $  12,348   $  28,966
   U.S                          59,672      35,319
   Latin America                51,296        --
                             ---------   ---------
                             $ 123,316   $  64,285



16.  SUBSEQUENT EVENT

     Subsequent to the end of the year, the Company, through its subsidiary, Hycroft Resources & Development Inc., arranged a $13 million revolving credit facility which bears interest at 1.5 percent above LIBOR. Withdrawals under the credit facility are limited to 80 percent of recoverable gold inventory at the Hycroft mine and are collateralized by the assets of Hycroft and a guarantee of the parent company. The borrowings under the facility are repayable after two years. The facility is renewable for two renewal periods of one year each.


17.  DIFFERENCES BETWEEN CANADIAN AND
     UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES

     The significant differences between generally accepted accounting principles (GAAP) in Canada and in the United States are as follows:

A) Under Canadian GAAP, the amalgamation of Granges and Hycroft was treated in a manner similar to a pooling of interest. Under U.S. GAAP, the amalgamation does not meet the conditions for pooling of interest. Accordingly, the transaction is treated as a purchase under U.S. GAAP with the excess of proceeds over the net book value of Hycroft's net assets allocated to mineral properties.

B) Under Canadian corporate law, the Company underwent a capital reduction in connection with the amalgamation of Granges and Hycroft whereby share capital and contributed surplus were reduced to eliminate the consolidated accumulated deficit of Granges as of December 31, 1994, after giving effect to the estimated costs of the amalgamation. Under U.S. corporate law, no such transaction is available and accordingly is not allowed under U.S. GAAP.

C) Under Canadian GAAP, corporate income taxes are accounted for using the deferral method of income tax allocation. Under U.S. GAAP, corporate income taxes are accounted for using the liability method of income tax allocation. The Company has recorded no tax expense under either Canadian or U.S. GAAP due to cumulative net losses incurred by the Company. Additionally, any deferred tax assets resulting from cumulative net losses under U.S. GAAP would be offset by a valuation allowance.




1996 ANNUAL REPORT                                                  THIRTY-FIVE

VISTA GOLD CORP.


17.  DIFFERENCES BETWEEN CANADIAN AND UNITED
     STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (CONT.)

     With regard to the purchase of Da Capo, under U.S. GAAP, the excess of purchase price over net book value acquired would be tax affected giving rise to a credit to deferred income taxes and a debit to mineral properties. This would result in a corresponding reduction in the valuation allowance with the resulting credit being allocated against mineral properties.

D) In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets and associated intangibles be written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. Under U.S. GAAP, the carrying value of the Hycroft mine, including the excess of proceeds over the net book value from (A) above, does not exceed the undiscounted cash flow. Accordingly, the Hycroft mine carrying value is being written down to fair value using the discounted cash method following U.S. GAAP.

E) In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This standard established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. Management elected the disclosure option under the standard and therefore, adoption does not give rise to any U.S./Canadian GAAP differences in either the balance sheet or income statement.

     The significant differences in the consolidated statements of earnings and deficit relative to U.S. GAAP were as follows:

                               Year ended December 31
                         -----------------------------------
                            1996         1995         1994
                         ---------    ---------    ---------
Net earnings
  following
  Canadian GAAP          $ (11,826)   $   2,159    $   5,116
Depletion and
  impairment of
  mineral
  properties (A, D)        (23,269)      (2,658)        --
Other items                   (170)        (209)         (26)
                         ---------    ---------    ---------
Net earnings (loss),
  following
  U.S. GAAP                (35,265)        (708)       5,090
Deficit, beginning
  of year following
  U.S. GAAP                (54,692)     (53,984)     (59,074)
                         ---------    ---------    ---------
Deficit, end of
  year following
  U.S. GAAP              $ (89,957)   $ (54,692)   $ (53,984)
                         =========    =========    =========
Primary earnings
  (loss) per share       $   (0.63)   $   (0.01)   $    0.15
                         =========    =========    =========

     The significant differences in the balance sheet as at December 31, 1996 relative to U.S. GAAP were:

                          Per Cdn.     Cdn./U.S.       Per U.S.
                           GAAP          Adj.            GAAP
                         ---------    ---------       ---------
Current assets           $  28,916                    $  28,916
Investments                  2,981                        2,981
Property, plant
  and equipment             91,419         --            91,419
                         ---------    ---------       ---------
                         $ 123,316    $    --         $ 123,316
                         =========    =========       =========

Current liabilities         10,247                       10,247
Provision for
  reclamation and
  future closure costs       3,897                        3,897
                         ---------    ---------       ---------
                            14,144                       14,144
Common shares              120,745       76,754 A,B     197,499
Contributed surplus           --          2,786 B         2,786
Retained earnings
  (deficit)                (10,417)     (79,540)A,B,D   (89,957)
Currency translation
  adjustment                (1,156)                      (1,156)
                         ---------    ---------       ---------
                         $ 123,316    $    --         $ 123,316
                         =========    =========       =========




THIRTY-SIX                                                   1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


     Cash flows for the Company under Canadian GAAP are presented in the consolidated statement of changes in cash resources. Under Canadian GAAP all financing and investment activities are presented on the face of the statement. Under U.S. GAAP only cash transactions are presented, with non-cash transactions disclosed separately. The purchase of Da Capo Resources Ltd. (Note 1, 6) was a non-cash transaction. Accordingly, under U.S. GAAP, the non-cash portion ($48,730,000) of the acquisition of, and issue of shares for, Da Capo Resources Ltd. would not be included in the statement. The 1995 gain on the sale of the Company's base metal properties was a non-cash transaction. Accordingly, under U.S. GAAP, the proceeds from the sale of mineral properties and marketable securities and the purchase of investments would both be reduced by $4,921,000, the value of the non-cash transaction.

Supplemental Disclosures of Cash Flow Information


                             1996       1995       1994
                           --------   --------   --------
Cash paid during
  the year for:
Interest                   $   --     $    149   $    115
Income taxes                   --          193        305




1996 ANNUAL REPORT                                                 THIRTY-SEVEN

VISTA GOLD CORP.





1996 o

     On November 1, 1996, Vista Gold Corp. was formed from the merger of Granges Inc. and Da Capo Resources Ltd. The common stock for Vista Gold Corp. is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol VGZ. The first trading day for Vista Gold was November 8, 1996. At that time Granges Inc. and Da Capo Resources ceased trading as separate companies.

     As a result of the merger, Granges Inc. shareholders received one share of Vista Gold for each share of Granges. Shareholders of Da Capo Resources received two shares of Vista Gold for each share of Da Capo.

     The following tables set out the trading ranges as indicated by the exchanges.


VISTA GOLD CORP. o


                      American               Toronto
                   Stock Exchange         Stock Exchange
                      (US$)                   (Cdn$)
             -----------------------------------------------
              High    Low     Close   High    Low    Close
             -----------------------------------------------
4TH QUARTER
  11/8-12/31 1 9/16  1 3/16    1 3/8  1.99    1.55    1.85


     On March 7, 1997, the last reported sales price of the common shares of Vista Gold Corp. on the American Stock Exchange was US$1.00 and on the Toronto Stock Exchange was Cdn$1.38. As of December 31, 1996 there were 89,020,405 common shares issued and outstanding.

GRANGES INC. o


                       American                Toronto
                     Stock Exchange         Stock Exchange
                        (US$)                   (Cdn$)
             --------------------------------------------------
               High      Low     Close    High   Low    Close
             --------------------------------------------------
4TH QUARTER
  10/1-11/7   1 9/16    1 5/16   1 3/8    2.05   1.76     1.84
3RD QUARTER
  7/1-9/30    1 15/16   1 1/14   1 1/2    2.60   1.75     2.06
2ND QUARTER
  4/1-6/30    2 3/16    1 7/16   1 7/16   2.90   1.90     1.90
1ST QUARTER
  1/1-3/31    2 3/4     1 5/8    2 1/8    3.75   2.25     2.85


DA CAPO RESOURCES LTD. o


                          Vancouver
                        Stock Exchange
                            (Cdn$)
                      -----------------
                       High        Low
                      -----------------
4TH QUARTER
  10/1-11/7            3.85        3.20
3RD QUARTER
  7/1-9/30             4.65        3.60
2ND QUARTER
  4/1-6/30             4.80        3.65
1ST QUARTER
  1/1-3/31             4.50        2.43


SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION o
(U.S. Dollars in thousands, except for per share amounts)

                                         1st Qtr.     2nd Qtr.    3rd Qtr.    4th Qtr.   Full Year
                                         ---------------------------------------------------------
1996
Revenues                                 $  6,669    $  9,739    $  9,654    $ 10,382    $ 36,444
Earnings (loss) from mining operations        (61)     (1,730)     (2,245)     (1,189)     (5,225)
Net earnings (loss)                        (1,966)     (2,931)     (3,585)     (3,344)    (11,826)
Earnings (loss) per share                $  (0.04)   $  (0.06)   $  (0.07)   $  (0.04)   $  (0.21)

1995
Revenues                                 $ 11,702    $ 10,026    $ 10,095    $  9,471    $ 41,294
Earnings (loss) from mining operations      1,997         600         927        (259)      3,265
Net earnings (loss)                         1,050         160       4,233      (3,284)      2,159
Earnings (loss) per share                $   0.03    $   0.00    $   0.09    $  (0.07)   $   0.05

METRIC CONVERSION TABLE o

To convert imperial
measurement units    To Metric Measure Units          Multiply by
-----------------------------------------------------------------
  Acres                   Hectares                        0.4047
  Feet                    Meters                          0.3048
  Miles                   Kilometers                      1.6093
  Ounces (troy)           Grams                           31.103
  Tons (short)            Tonnes                          0.9071


TABLE OF ABBREVIATIONS o


   CIL ...................   carbon-in-leach
    ft ...................   feet
   gpm ...................   U.S. gallons per minute
   g/t ...................   grams/tonne
    ha ...................   hectare
    km ...................   kilometer
     m ...................   meter
    oz ...................   ounce
oz/ton ...................   ounces per ton




THIRTY-EIGHT                                                  1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.


GLOSSARY o

ADIT: a horizontal or nearly horizontal passage driven from the surface for the working or unwatering of a mine.

BRECCIA: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

CARBON-IN-LEACH: A metallurgical process for the recovery of gold, whereby carbon is added to the leaching step to adsorb gold from the leach solution.

CLAIM: mining title giving its holder the right to prospect, explore for, and exploit minerals within a defined area.

COMMINUTION: a collective term for size reduction processes such as crushing and grinding.

COMPANY: the consolidated group consisting of Vista and its subsidiaries.

CRUSHING: the breaking of blocks of solid rock into smaller pieces.

CUT-OFF-GRADE: the minimum grade of ore used to establish reserves.

DEPOSIT: An informal term for an accumulation of mineral ores.

DIAMOND DRILL: A rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

DORE  BAR: an unrefined gold and silver bullion bar consisting of approximately
     90% precious metals which will be further refined to almost pure metal.

EN ECHELON: parallel structural features such as veins or faults that are offset like the edges of shingles on a roof when viewed from the side.

FIRE ASSAY: the assaying of metallic ores, usually gold and silver, by methods requiring melting of the ore in a furnace.

FLOTATION: a process whereby value minerals are separated from waste by attaching them to air bubbles in a pulp by the use of small amounts of chemicals.

FOOTWALL: the rock or wall below mineralization.

GRANGES: Granges Inc.

GRAVITY CONCENTRATION: the process of separating valuable minerals from gangue minerals by exploiting the difference in density of the two.

HANGINGWALL: the rock or wall on the upper side of mineralization.

HEAP LEACH: a gold extraction method, to percolate leach solution through crushed ore heaped on an impervious pad.

HYCROFT INC.: Hycroft Resources & Development Inc., a wholly-owned subsidiary of Vista Gold Corp.

MASSIVE SULPHIDES: continuous body of compounds of sulphur in which iron, zinc, lead, and copper minerals predominate over host rock minerals.

MERILL-CROWE: process for recovering gold from solution by precipitation with zinc dust.

MINERALIZATION: material containing valuable minerals.

ORE: material containing valuable minerals which can be economically extracted.

OXIDE RESERVE/RESOURCE: mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

PROBABLE RESERVES: reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degrees of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN RESERVES: reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

RECOVERY: that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

RESERVES/ORE RESERVES: that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserves determination.

RESOURCE/MINERAL RESOURCE: a deposit or concentration of minerals for which there is sampling information and geologic understanding for an estimate to be made of the contained minerals.

RUN-OF-MINE: refers to ore at the size that it is mined without further crushing.

SAMPLING: selecting a fractional, but representative part of a mineral deposit for analysis.

SAVANNAH: a flat, treeless, tropical or subtropical grassland.

SEDIMENTARY ROCKS: secondary rocks formed from material derived from other rocks laid down under water.

STOCKWORK: a close network of veinlets often associated with an igneous stock or its wallrocks.

STOPE: an underground excavation that is made by removing ore from the surrounding rock.

STRIKE: when used as a noun, means the direction, course, or bearing of a vein or rock formation measured on a level surface, and, when used as a verb, means to take such direction, course, or bearing.

STRIKE LENGTH: the longest horizontal dimension of an ore body or zone of mineralization.

STRINGER SULPHIDES: network of small non-persistent veins of sulphide minerals.

STRIPPING RATIO: ratio between waste and ore in an open pit mine.

SULFIDE: a compound of sulfur and some other element.

TAILINGS: material rejected from a mill after most of the valuable minerals have been extracted.

TRENCHING: prospecting in which subsurface strata are exposed by digging pits across the strike of a lode.

VOLCANICLASTIC: means derived by ejection of volcanic material from a volcanic vent.

VEIN: a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

WASTE: rock lacking sufficient grade and/or other characteristics of ore.



1996 ANNUAL REPORT                                                  THIRTY-NINE

VISTA GOLD CORP.


BOARD OF DIRECTORS o
--------------------

David R. Sinclair(1),(2)
     Vancouver, British Columbia, Chairman of the Board

Ross J. Beaty
     Vancouver, British Columbia, Vice Chairman of the Board

Michael B. Richings
     Denver, Colorado

William M. Calhoun(3)
     Silverton, Idaho

James H. Dunnett
     Vancouver, British Columbia

C. Thomas Ogryzlo(2)
     Toronto, Ontario

Keith E. Steeves(1)
     Vancouver, British Columbia

Alan G. Thompson(1),(2),(3)
     Vancouver, British Columbia

Peter Walton(1)
     West Vancouver, British Columbia

CORPORATE OFFICERS o
--------------------

Michael B. Richings
     President and Chief Executive Officer

A. J. Ali
     Vice President Finance and Chief Financial Officer

Ronald J. McGregor
     Vice President Development and Operations

William F. Sirett
     Corporate Secretary

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee Member


VISTA GOLD CORP.
OFFICES AND KEY PERSONNEL o
---------------------------
EXECUTIVE OFFICE
     Vista Gold Corp.
     370 17th Street, Suite 3000
     Denver, Colorado USA 80202
     (303) 629-2450   (888) 629-2450 - toll free
     (303) 629-2499 - fax
     Michael B. Richings, President and Chief Executive Officer
     A. J. Ali, Vice President Finance and Chief Financial Officer Warren Bates, International Exploration Manager
     Karla J. Kimrey, Director of Investor Relations
     Ronald J. McGregor, Vice President Development and Operations

INTERNET ADDRESS
     http://www.vistagold.com

REGISTERED OFFICE
VISTA GOLD CORP.
     900 Waterfront Centre, 200 Burrard Street
     P.O. Box 48600
     Vancouver, British Columbia
     Canada V7X 1T2

HYCROFT RESOURCES & DEVELOPMENT INC.
     P.O. Box 3030, Drawer "M"
     Winnemucca, Nevada USA 89446
     (702) 623-5260   (702) 623-0215 - fax
     Hank Lesinski, General Manager

VISTA GOLD CORP.
     Avda. General Ballivian, #999
     Esquina Calle 17
     Calacoto, La Paz
     Bolivia
     591-2-796-236   591-2-798-480 - fax
     David Collins, General Manager

ZAMORA GOLD CORP.
     Joaquin Pinto 521 y Amazonas, piso 8
     Quito, Ecuador
     593-2-529-812   593-2-569-024 - fax
     Jorge Guzman, Comcumay, S.A.

EXPLORATION OFFICE o
---------------------
VISTA GOLD CORP.
     350 South Rock Boulevard, Suite E
     Reno, Nevada USA 89502
     (702) 856-2722   (702) 856-1186 -- fax

TRANSFER AGENT AND REGISTRAR o
---------------------------------
MONTREAL TRUST COMPANY OF CANADA
     510 Burrard Street
     Vancouver, British Columbia  Canada V6C 3B9
     (604) 661-0222
MONTREAL TRUST COMPANY OF CANADA
     66 Temperance Street
     Toronto, Ontario, Canada M5H 1Y7

CO-TRANSFER AGENT o
-------------------
THE BANK OF NOVA SCOTIA
     Trust Company of New York
     One Liberty Plaza
     New York, New York USA 10006

AUDITORS o
----------
COOPERS & LYBRAND
     1111 West Hastings Street
     Vancouver, British Columbia  Canada V6E 3R2

SOLICITORS o
------------
LADNER DOWNS
     900 Waterfront Centre, 200 Burrard Street
     P.O. Box 48600
     Vancouver, British Columbia  Canada V7X 1T2

BANKERS o
---------
THE BANK OF NOVA SCOTIA
     650 West Georgia Street, Suite 2300
     P.O. Box 11501
     Vancouver, British Columbia  Canada V6B 4N7



FORTY                                                         1996 ANNUAL REPORT

                                                                VISTA GOLD CORP.





                        FINANCIAL COMMUNITY INQUIRIES o
                        --------------------------------

                        VISTA GOLD CORP.


                        Symbol: VGZ
                        Listed:  Toronto Stock Exchange
                                 American Stock Exchange


                        Please direct investor relations inquiries to:

                        KARLA J. KIMREY
                        Director of Investor Relations
                          Vista Gold Corp.
                          370 17th Street, Suite 3000
                          Denver, Colorado USA 80202
                          (303) 629-2450
                          (888) 629-2450 -- toll-free
                          (303) 629-2499 -- fax
                          Internet Address: http://www.vistagold.com

                        ANNUAL GENERAL MEETING o
                        ------------------------
                        Wednesday, April 30, 1997
                        11:00 a.m. (PDT)
                        Hyatt Regency - Vancouver
                        Cypress Room
                        Vancouver, British Columbia


1996 ANNUAL REPORT

                            [VISTA GOLD CORP. LOGO]




                                EXECUTIVE OFFICE
                                   SUITE 3000
                                370 17TH STREET
                           DENVER, COLORADO USA 80202
                              PHONE (303) 629-2450
                               FAX (303) 629-2499
                            HTTP://WWW.VISTAGOLD.COM